SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2018

Commission File Number: 001-38705

ALITHYA GROUP INC.

(Translation of Registrant’s name into English)

700 De La Gauchetière Street West, Suite 2400

Montréal, Québec, Canada H3B 5M2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Completion of Acquisition or Disposition of Assets

On November 1, 2018 (the “Effective Date”), a wholly-owned subsidiary of Alithya Group inc. (“Alithya”), 9374-8572 Delaware Inc. (“Merger Sub”), merged with and into Edgewater Technology, Inc., a Delaware corporation (“Edgewater”), with Edgewater surviving as a wholly-owned subsidiary of Alithya (the “Merger”). The Merger was effected pursuant to the Arrangement Agreement, dated as of March 15, 2018, as amended by Amendment No. 1 thereto dated as of September 10, 2018 and Amendment No. 2 thereto dated as of October 17, 2018 (as so amended, the “Arrangement Agreement”), among Alithya, Alithya Group Inc., a private Québec corporation (“Old Alithya”), Merger Sub and Edgewater. On the Effective Date, each of Old Alithya and Edgewater became a wholly-owned subsidiary of Alithya in accordance with the Arrangement Agreement and an arrangement approved by Superior Court of Québec (the “Arrangement”) and Edgewater was renamed “Alithya USA, Inc.”

Pursuant to the terms of the Arrangement Agreement, upon the completion of the Merger, each issued and outstanding share of common stock, U.S.$0.01 par value per share, of Edgewater (“Edgewater Common Stock”) was converted into the right to receive 1.1918 fully-paid and nonassessable shares of Alithya Class A subordinate voting stock, no par value (“Alithya Subordinate Voting Shares”), rounded up to the nearest whole Alithya Subordinate Voting Share. In addition, on October 19, 2018, the Edgewater Board of Directors declared a special cash dividend in the amount of U.S.$1.15 per share of Edgewater Common Stock payable on or around November 9, 2018 to Edgewater’s stockholders of record at the close of business on October 31, 2018.

On the Effective Date, each common share, no par value (“Old Alithya Common Shares”), of Old Alithya and each multiple voting common share, no par value (“Old Alithya Multiple Voting Shares” and, together with Old Alithya Common Shares, “Old Alithya Shares”), of Old Alithya then issued and outstanding were cancelled and automatically converted into the right to receive one newly issued Alithya Subordinate Voting Share and one newly issued Class B multiple voting share, no par value (“Alithya Multiple Voting Shares” and, together with Alithya Subordinate Voting Shares, “Alithya Shares”), of Alithya, respectively. On the Effective Date, the former stockholders of Edgewater and the former shareholders of Old Alithya were issued approximately 40% and 60% of the total number Alithya Shares on a fully-diluted basis, respectively (excluding the Alithya Subordinate Voting Shares issued to investors in Old Alithya’s private placement that closed on October 30, 2018). However, because Alithya Multiple Voting Shares were issued only to those former Old Alithya shareholders which previously held Old Alithya Multiple Voting Shares, the former stockholders of Edgewater and the former shareholders of Old Alithya received on the Effective Date approximately 16% and 84% of the total voting power of the total Alithya Shares then issued, respectively (excluding the Alithya Subordinate Voting Shares issued to investors in Old Alithya’s private placement that closed on October 30, 2018).

The issuance of Alithya Subordinate Voting Shares in connection with the Arrangement was registered under the Securities Act of 1933, as amended, pursuant to Alithya’s registration statement on Form F-4 (File No. 333-227310) filed with the Securities and Exchange Commission (the “SEC”) and declared effective on September 27, 2018. The prospectus/proxy statement dated September 28, 2018 (the “Prospectus/Proxy Statement”) and the supplement thereto dated October 23, 2018 (the “Supplement”), as filed under the Registration Statement, contains additional information about the Merger and the Arrangement. Additional information about the Merger and the Arrangement is also contained in Current Reports on Form 8-K filed by Edgewater and incorporated by reference into the Prospectus/Proxy Statement.

The Alithya Subordinate Voting Shares have been approved for listing (subject only to official notice of issuance), on the Nasdaq Capital Market and conditionally approved for listing on the Toronto Stock Exchange (subject only to satisfaction of customary listing conditions) under the symbol “ALYA”. Alithya anticipates that trading in the Alithya Subordinate Voting Shares will commence on the Nasdaq Capital Market and the Toronto Stock Exchange on or about November 2, 2018.

In connection with the completion of the Arrangement, Alithya received binding agreements from certain former Edgewater stockholders and Alithya shareholders not to sell their Alithya Subordinate Voting Shares or Alithya Multiple Voting Shares for a minimum period of 12 months following the Effective Date without receiving New Alithya’s prior written consent. Those former Edgewater stockholders and Old Alithya shareholders included Ancora Advisors, LLC (which prior to the Effective Date owned approximately 10.2% of the total outstanding Edgewater Common Stock), the directors and officers of Old Alithya and Edgewater remaining with the post-closing operations of Alithya, Old Alithya shareholders receiving more than 5% of all of the issued and outstanding Alithya Shares taken as a whole, at closing, and certain other employees or other persons mutually agreed upon between Old Alithya and Edgewater.

The foregoing description of the Arrangement Agreement, the Merger and the Arrangement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement, Amendment No. 1 thereto and Amendment No. 2 thereto, copies of which were attached as annexes to the Prospectus/Proxy Statement and the Supplement.

Election of Directors; Appointment of Certain Officers

Upon the consummation of the Merger and the Arrangement and as of the Effective Date:

•

Robert Comeau, François Côté, Paul Raymond, Ghyslain Rivard, Pierre Turcotte, Dana Ungar (Ades-Landy), Frederick DiSanto, Jeffrey Rutherford and C. Lee Thomas were appointed as directors of Alithya; and

•

Paul Raymond, Claude Thibault, Claude Rousseau, Russell Smith and Nathalie Forcier were appointed as President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Senior Vice President and Chief Operating officer, Leader, U.S.A. and Chief Legal Officer and Corporate Secretary of Alithya, respectively.

Articles of Incorporation or Bylaws

The articles of incorporation and bylaws of Alithya are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Other Events

On November 1, 2018, Alithya issued a press release announcing the consummation of the Merger and the Arrangement, attached hereto as Exhibit 99.3, which is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name: Nathalie Forcier
Title: Chief Legal Officer
Date: November 2, 2018

EXHIBIT INDEX

99.1	Articles of incorporation of Alithya Group inc.

99.2	By-laws of Alithya Group inc.

99.3	Press release dated November 1, 2018.